                                     UNITED STATES
                          SECURITIES AND EXCHANGE COMMISSION
                                WASHINGTON, D.C. 20549

                                      FORM 12b-25

                              NOTIFICATION OF LATE FILING

(CHECK ONE):  / /Form 10-K / /Form 20-F / /Form 11-K /X/Form 10-Q / /Form N-SAR

                 For Period Ended: April 30, 1996
                                  --------------------------------------------
                 /  / Transition Report on Form 10-K
                 /  / Transition Report on Form 20-F
                 /  / Transition Report on Form 11-K
                 /  / Transition Report on Form 10-Q
                 /  / Transition Report on Form N-SAR
                 For the Transition Period Ended:
                                                 ------------------------------
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  READ INSTRUCTION (ON BACK PAGE) BEFORE PREPARING FORM. PLEASE PRINT OR TYPE.
    NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS
               VERIFIED ANY INFORMATION CONTAINED HEREIN.
- -------------------------------------------------------------------------------

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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PART I -- REGISTRANT INFORMATION
Global Environmental Corp.
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Full Name of Registrant

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Former Name if Applicable

17500 York Road,
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Address of Principal Executive Office (Street and Number)
Hagerstown, MD 21740
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City, State and Zip Code

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

 /X/   (a)  The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
 /X/   (b)  The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof,
 / /        will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
       (c)  The accountant's statement or other exhibit required by Rule
            12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Due to the appointment of a new Company president during the period, the closing of the sale of a subsidiary of the Company in the weeks subsequent to the reporting period, and timing and difficulty of the reporting process and auditor review, the additional effort and expense related to a timely filing would be unreasonable.

                                               (ATTACH EXTRA SHEETS IF NEEDED)
                                                               SEC 1344 (6/84)



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PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification
     William Clarke                           301              582-2000
    ---------------------------------- ----------------- ----------------------
                    (Name)                (Area Code)      (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company
    Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If
    answer is no, identify report(s).                           /X/ Yes  / / No

    ---------------------------------------------------------------------------

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or
    portion thereof?                                            /X/ Yes  / / No

    If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Effective as of April 30, 1996, the Company disposed of a wholly-owned Subsidiary, Rage Inc. and certain real property owned by the Company in exchange for common stock of the Company held by the buyer and other consideration. The following drafts of the financial statements of the Company reflect the disposition of Rage Inc. See "Loss From Discontinued Operations" and "Discontinued Operations, Liabilities Net of Assets" below.

                    GLOBAL ENVIRONMENTAL CORP. AND SUBSIDIARY

                           CONSOLIDATED BALANCE SHEETS

   DRAFT  DRAFT  DRAFT  DRAFT  DRAFT  DRAFT  DRAFT  DRAFT  DRAFT  DRAFT  DRAFT

                                     ASSETS


                                                        APRIL 30,   OCTOBER 31,
                                                          1996          1995
                                                     -----------   ------------
CURRENT ASSETS
    Cash and cash equivalents                        $   195,427   $   335,979
    Restricted cash                                            0             0
    Accounts receivable, less allowance for
       doubtful  accounts of $58,965
       and $38,409 respectively                        1,304,428       906,897
    Inventories                                          895,439       790,903
    Prepaid expenses and other                           124,537        61,549
                                                     -----------   -----------
           Total current assets                        2,519,831     2,095,328
                                                     -----------   -----------

PROPERTY, PLANT AND EQUIPMENT
    Land                                                  25,797        25,797
    Building and improvements                          1,370,328     1,370,328
    Equipment                                          2,418,108     2,383,102
                                                     -----------   -----------
                                                       3,814,233     3,779,227
    Less - accumulated depreciation and
       amortization                                   (2,109,546)   (2,015,605)
                                                     -----------   -----------
           Total property, plant and equipment, net    1,704,687     1,763,622
                                                     -----------   -----------

OTHER ASSETS                                              38,790        32,208
                                                     -----------   -----------

                                                     $ 4,263,308   $ 3,891,158
                                                     -----------   -----------
                                                     -----------   -----------

   DRAFT  DRAFT  DRAFT  DRAFT  DRAFT  DRAFT  DRAFT  DRAFT  DRAFT  DRAFT  DRAFT

          SEE NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

                    GLOBAL ENVIRONMENTAL CORP. AND SUBSIDIARY

                           CONSOLIDATED BALANCE SHEETS

   DRAFT  DRAFT  DRAFT  DRAFT  DRAFT  DRAFT  DRAFT  DRAFT  DRAFT  DRAFT  DRAFT

                      LIABILITIES AND STOCKHOLDERS' EQUITY

                                                        APRIL 30,   OCTOBER 31,
                                                          1996          1995
                                                     -----------   ------------
CURRENT LIABILITIES
    Current portion of long-term debt                 $1,455,977   $   182,061
    Accounts payable                                   1,256,225     1,044,159
    Accrued salaries and wages                           168,790       124,787
    Accrued expenses, other                              388,326       322,420
                                                      ----------   -----------
        Total current liabilities                      3,269,318     1,673,427
                                                      ----------   -----------
LONG-TERM DEBT, net of current portion                   880,258     1,604,567
                                                      ----------   -----------
DISCONTINUED OPERATIONS, LIABILITIES NET OS ASSETS        97,006        52,677
                                                      ----------   -----------
COMMITMENTS AND CONTINGENCIES

STOCKHOLDERS' EQUITY (DEFICIENCY)
    Common stock, par value $.0001 per share;
       20,000,000 shares authorized; 2,465,144
       shares issued                                         247           247
    Preferred stock, $.001 par value;
    5,000,000 shares authorized; Class of 10%
    Cumulative Convertible Senior Preferred Stock,
    10,500 shares authorized, 7,550 shares issued and
    outstanding in 1995 and 1994 (total of
    $662,150); Series B Cumulative Convertible
    Senior Preferred Stock, 16,000 shares authorized,
    issued and outstanding 1995 (total of
    $1,511,319);                                       2,173,469     2,173,469
    Additional paid-in capital                         1,877,784     1,877,784
    Deficit                                          ( 4,034,774)  ( 3,491,013)
    Less: Treasury stock, 95,579 shares, at cost               -             -
                                                      ----------   -----------

           Total stockholders' equity                     16,726       560,487
                                                      ----------   -----------

                                                     $ 4,263,308   $ 3,891,158
                                                      ----------   -----------
                                                      ----------   -----------

  DRAFT  DRAFT  DRAFT  DRAFT  DRAFT  DRAFT  DRAFT  DRAFT DRAFT  DRAFT  DRAFT

    SEE NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

                    GLOBAL ENVIRONMENTAL CORP. AND SUBSIDIARY

                      CONSOLIDATED STATEMENT OF OPERATIONS

   DRAFT  DRAFT  DRAFT  DRAFT  DRAFT  DRAFT  DRAFT  DRAFT  DRAFT  DRAFT  DRAFT


                                                     THREE MONTHS ENDED               SIX MONTHS ENDED
                                                     ------------------               ----------------
                                                          APRIL 30,                      APRIL 30,
                                                          ---------                      ---------
                                                     1996           1995           1996           1995
                                                 -----------    -----------   ------------    ------------
NET SALES                                        $ 2,142,063    $ 1,997,576   $  3,699,664    $ 3,596,172

COST OF GOODS SOLD                                 1,754,265      1,662,294      3,197,813      3,173,806
                                                 -----------    -----------   ------------    -----------
GROSS PROFIT                                         387,798        335,282        501,851        422,366

SELLING, GENERAL AND
    ADMINISTRATIVE EXPENSES                          263,996        206,737        540,290        390,944
                                                 -----------    -----------   ------------    -----------
INCOME (LOSS) FROM OPERATIONS                        123,802        128,545     (   38,439)        31,432
                                                 -----------    -----------   ------------    -----------
INTEREST EXPENSE, NET                             (   66,944)     (  90,580)     ( 106,731)     ( 166,611)
OTHER INCOME                                              0          40,192
OTHER EXPENSE                                     (   28,960)     (  86,569)    (   21,335)    (   53,330)
                                                 -----------    -----------   ------------    -----------
INCOME (LOSS) FROM CONTINUING
    OPERATIONS                                        27,898         78,157      ( 166,505)    (  188,519)

LOSS FROM DISCONTINUED
    OPERATIONS                                     ( 158,038)        30,637      ( 259,510)   (    58,487)
                                                 -----------    -----------   ------------    -----------
NET INCOME (LOSS)                                 ($ 130,140)     $ 108,794     ($ 426,015)    ($ 247,006)
                                                 -----------    -----------   ------------    -----------
                                                 -----------    -----------   ------------    -----------
NET INCOME (LOSS) PER SHARE:

      CONTINUING OPERATIONS                       ($     .01)      $    .03     ($     .07)      ($   .07)
                                                 -----------    -----------   ------------    -----------
                                                 -----------    -----------   ------------    -----------

      DISCONTINUED OPERATIONS                     ($     .06)      $   . 01     ($     .10)      ($   .03)
                                                 -----------    -----------   ------------    -----------
                                                 -----------    -----------   ------------    -----------
      AFTER DISCONTINUED
           OPERATIONS                             ($     .05)      $    .04     ($     .17)      ($   .10)
                                                 -----------    -----------   ------------    -----------
                                                 -----------    -----------   ------------    -----------

WEIGHTED AVERAGE
SHARES OUTSTANDING                                 2,465,144      2,369,565      2,465,144      2,369,565
                                                 -----------    -----------   ------------    -----------
                                                 -----------    -----------   ------------    -----------


  DRAFT  DRAFT  DRAFT  DRAFT  DRAFT  DRAFT  DRAFT  DRAFT  DRAFT  DRAFT  DRAFT


     SEE NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

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                              Global Environmental Corp.
             ---------------------------------------------------
                 (Name of Registrant as Specified in Charter)

    has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


    Date June 14, 1996                           By /s/ William F. Clarke
        ---------------------------------------    ----------------------------


INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

____________________________________ATTENTION__________________________________

  INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL
                      VIOLATIONS (SEE 18 U.S.C. 1001).
_______________________________________________________________________________


                             GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule O-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5. ELECTRONIC FILERS. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (Section 232.201 or Section 232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (Section 232.13(b) of this chapter).